12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

July 30, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3030

Attention:	Russell Mancuso, Branch Chief Gabriel Eckstein, Staff Attorney Geoff Kruczek, Staff Attorney

Re:	Digirad Corporation Form 10-K for the fiscal-year ended December 31, 2009 Filed February 11, 2010, as amended February 12, 2010 File No. 000-50789

Ladies and Gentlemen:

On behalf of Digirad Corporation (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K, as amended, for the fiscal year ended December 31, 2009 (the “Form 10-K”), which were furnished by your letter dated July 22, 2010 (the “Staff Letter”). In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter, followed each comment with our response, and supplemented our initial response with the written undertakings by the Company requested by the Staff. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.	We note that according to your definitive proxy statement, your annual meeting was to be held on April 28, 2010. Please tell us when you filed a Form 8-K to report the results of that shareholder vote. Refer to Item 5.07 of Form 8-K.

The Company respectfully acknowledges the Staff’s comment and has filed the referenced Form 8-K on July 23, 2010 reporting the results of the Company’s annual shareholder meeting.

Item 11. Executive Compensation, page 27

2.	Given your disclosure in note 2 to your summary compensation table, note 3 to the first table on page 26 of your definitive proxy statement and the different numbers disclosed in the columns to which those notes relate, please tell us how you complied with the revisions to Item 402 of Regulation S-K prescribed by Section II.A.2 of Securities Act Release No. 9089 (Dec. 16, 2009) or amend your filing accordingly.

Securities and Exchange Commission

Division of Corporation Finance

July 30, 2010

The Company respectfully acknowledges the Staff’s comment and has filed its Form 10-K/A Amendment No. 2 with this response letter.

* * * * *

Other Matters

The written undertakings by the Company requested by the Staff are set forth in Exhibit A annexed hereto.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Martin Waters of this office (858-350-2308) or me (858-350-2364). In addition, please provide a facsimile of any additional comments you may have to the attention of Mr. Waters and me at (858-350-2399). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Anthony G. Mauriello
Anthony G. Mauriello

Enclosures

cc:	Richard B. Slansky, Digirad Corporation

Todd P. Clyde, Digirad Corporation

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C

Exhibit A

Digirad Corporation (the “Company”) hereby confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Digirad Corporation

/s/ Richard B. Slansky
Richard B. Slansky
Chief Financial Officer

Dated: July 30, 2010